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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

November 7, 2019

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig, Division of Investment Management

Re:	The Saratoga Advantage Trust (the “Trust” or the “Registrant”)

(File No. 033-79708; 811-08542)

Dear Ms. DiAngelo Fettig:

This letter responds to comments you provided telephonically with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the Registrant’s annual reports filed on Form N-CSR and Form N-CEN, relating to the fiscal years ended August 31, 2018 and November 30, 2018. We have reproduced your comments below, followed by our responses.

Filings on Form N-CEN

Comment 1. In the February 12, 2019 filing relating to Funds with fiscal year ended November 30, 2018 (“FYE 11/30 Funds”), the Registrant marked “yes” and “0.00” to Items B.12.a. and B.12.a.i., respectively, relating to whether there were any claims with respect to the Registrant under a fidelity bond during the reporting period. Please confirm that the Registrant correctly answered Item B.12.a., and, if so, describe the circumstances of the claim. In addition, if the Registrant correctly answered Item B.12.a., please explain why the aggregate dollar amount of claims is $0.00.

Response 1. The Trust confirms that there were no claims respecting the Trust under a fidelity bond during the reporting period. The Trust will file an amended Form N-CEN to correct the inaccuracy.

Comment 2. Item B.23. of Form N-CEN requires disclosure relating to dividends or distributions made during the period. For both the February 12, 2019 filing relating to the FYE 11/30 Funds and the February 25, 2019 filing relating to Funds with fiscal year ended August 31, 2018 (“FYE 8/31 Funds”), please confirm the Registrant’s answer that the Registrant did not pay any dividends or make any distribution in the nature of a dividend payment required to be accompanied by a written statement pursuant to

Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 2. Eight of the Trust’s Portfolios made a distribution of long-term capital gains to shareholders during the periods noted. All shareholders received a quarterly statement containing the information required by Section 19(a) with respect to distributions from long-term capital gains. Use of quarterly statements to fulfill the requirements of Section 19(a) is consistent with prior no-action relief provided by the Staff. See Investment Company Institute, SEC No-Action Letter (July 22, 1996).

Four of the Trust’s Portfolios made distributions that contained a return of capital. With respect to two of these Portfolios, at the time the distributions were made the Portfolios’ administrator, Gemini Fund Services (now called Ultimus Fund Solutions) (the “Administrator”), believed the source of the distributions to be from ordinary income. After certain tax adjustments were applied at the Portfolios’ year end, the Administrator determined that these distributions contained a return of capital. Shareholders were notified of the source of the distribution in the Form 1099 provided by the Administrator.

With respect to James Alpha Multi Strategy Alternative Income Portfolio, the Administrator notes that it should have issued Rule 19a-1 notices in connection with the distribution that included a return of capital component. As with the Portfolios noted above, shareholders were notified of the source of the distribution in the Form 1099 provided by the Administrator. In response to this error, the Administrator has advised the Trust that it has implemented additional procedures to review the character of the Portfolio’s distributions to ensure that Rule 19a-1 notices are issued on a timely basis as necessary. The Administrator expects to issue a Rule 19a-1 notice in connection with the distribution for the quarter ended September 30, 2019 and going forward, as applicable.

The Trust acknowledges its obligation to comply with the notice requirements of Section 19(a) of the 1940 Act, and Rule 19a-1 thereunder. The Trust further acknowledges that Form 1099 does not constitute a notice for purposes of complying with Section 19(a) and Rule 19a-1.

With respect to James Alpha MLP Portfolio, please see the response below to Comment 27. The Trust will file amended Forms N-CEN to correct the inaccuracies.

Comment 3. Item C.3.e. requires funds to identify as a fund-of-funds, if applicable. Please confirm that this item was correctly answered. The following Portfolios of the Registrant appear to be funds-of-funds: James Alpha EHS Portfolio, James Alpha Total Hedge Portfolio, James Alpha Family Office Portfolio, James Alpha Relative Value Portfolio and James Alpha Event Driven Portfolio among the FYE 11/30 Funds; and Moderate Balanced Allocation Portfolio, Moderately Conservative Balanced Allocation Portfolio, Conservative Balanced Allocation Portfolio, Aggressive Balanced Allocation Portfolio, Moderately Aggressive Balanced Allocation Portfolio, Investment Quality Bond Portfolio, Municipal Bond Portfolio, James Alpha Macro Portfolio, James Alpha Managed Risk Emerging Markets Equity Portfolio and James Alpha Managed Risk Domestic Equity Portfolio among the FYE 8/31 Funds.

Response 3. The Trust acknowledges that these Portfolios should have each been identified as a fund of funds within the definition contained in Instruction 1 to Item C.3 of Form N-CEN. The Trust will file amended Forms N-CEN to correct the inaccuracies.

Comment 4. In the February 25, 2019 filing relating to the FYE 8/31 Funds, please explain why no securities lending agent is listed in Form N-CEN Item C.6.c.i. for the following Portfolios, each of which had indicated it had engaged in securities lending during the period in Item C.6.b: Large Capitalization Value Portfolio, Large Capitalization Growth Portfolio, Mid Capitalization Portfolio, Small Capitalization Portfolio, International Equity Portfolio, Health and Biotechnology Portfolio, Technology and Communications Portfolio and Investment Quality Bond Portfolio.

Response 4. The Trust will list the securities lending agent for each Portfolio in an amended Form N-CEN filing.

Comment 5. In the February 25, 2019 filing relating to the FYE 8/31 Funds, please explain why the Registrant’s answer to Item C.8.b. indicates that no expenses of Investment Quality Bond Portfolio, Financial Services Portfolio and James Alpha Hedged High Income Portfolio were waived during the period, even though these Funds’ Statements of Operations indicate that they did waive expenses during the period.

Response 5. Item C.8.b was answered incorrectly for the referenced Portfolios. The Trust will file an amended Form N-CEN to correct the inaccuracy.

Annual Reports—General

Comment 6. James Alpha Event Driven Portfolio, James Alpha Relative Value Portfolio, James Alpha Macro Portfolio, James Alpha Managed Risk Domestic Equity Portfolio, James Alpha Managed Risk Emerging Markets Equity Portfolio and James Alpha Hedged High Income Portfolio had exposure to derivatives during their last fiscal year. However, the management discussion of fund performance (“MDFP”) contained in the letter to shareholders does not discuss the effect of derivatives on the performance of the Funds. If a Fund’s performance was materially affected by the derivative exposure, the MDFP should include a discussion of the impact thereof. Please explain why the MDFP does not contain a discussion regarding the impact of derivatives on the Funds’ performance.

Response 6. The Portfolios’ Manager believed the MDFP disclosure was sufficient to inform shareholders of the Portfolio’ performance. Going forward, the Trust will include a discussion about derivatives in the MDFP for any Portfolio for which derivatives materially affected the Portfolio’s performance during the most recently completed fiscal year.

Annual Reports—Financial Statements

Comment 7. Per Item 4(b)(2)(iii) and Item 27(b)(7) Instruction 5 under Form N-1A, please explain how the benchmark index was deemed to be an appropriate broad-based securities market index for each of the following Portfolios and respective benchmark indices:

Portfolio Benchmark Index

James Alpha EHS Portfolio HFRI Equity Hedge (Total) Index

James Alpha Event Driven Portfolio HFRI Event Driven (Total) Index

James Alpha Relative Value Portfolio HFRI Relative Value (Total) Index

James Alpha Total Hedge Portfolio HFRI Fund Weighted Composite Index

Each of these indices appears to be an index of investment managers and not a securities market index. We would not object to the use of these indexes as secondary indexes, but we do not feel that these are appropriate broad-based indexes. The purpose of a broad-based market index is to compare funds to the broad market and not necessarily a specific investment strategy.

Response 7. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Each of the indexes referenced above (the “HFRI Indices”) meets this definition, as the indexes are administered by an organization that is not an affiliated person of the Portfolios, the Portfolios’ investment adviser or the Portfolios’ distributor. Moreover, the index provider states a broad purpose for the indexes, describing the HFRI Indices as “broadly constructed indices designed to capture the breadth of hedge fund performance trends across all strategies and regions.”

The Commission has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”1 As described in their respective prospectuses, each Portfolio seeks to achieve its investment objective by attempting to outperform the returns of private funds which pursue specified investment strategies. Therefore, the Trust believes that the most relevant market for investors to utilize as a basis for evaluating each Portfolio’s performance relative to the market is the universe of private funds which pursue the applicable strategies. The HFRI Indices are designed to measure exactly that, the performance of a broad universe of private funds across strategies. Given the Portfolios’ respective objectives and principal investment strategies and the structure and design of the HFRI Indices, the Trust believes that the HFRI Indices are a better measure of the Portfolios’ performance relative to the market than a generic equity or debt index.

The Trust notes that benchmarking for liquid alternatives funds is particularly challenging, and the HFRI Indices (as well as other similar indices provided by Hedge Fund Research, Inc., such as the HFRX Indices) are widely-recognized benchmarks for comparing the performance of alternative mutual funds. The Trust further submits that several other fund complexes currently use the HFRI Indices or the HFRX Indices as broad-based indexes.

In view of the foregoing, the Trust believes that each HFRI index used as a broad market index by the Portfolios provides investors with a meaningful basis for evaluating the relevant Portfolio’s performance and risks relative to the market, and is, therefore, consistent with the requirements of Form N-1A.

1Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).

Comment 8. Per Form N-1A Item 27(b)(7)(ii)(A) Instruction 1(d), the line graphs comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of a Fund should be based on the Fund’s required minimum initial investment if that amount exceeds $10,000. Class I shares of the Funds have a minimum initial investment requirement that exceeds $10,000 and therefore the line graphs for Class I shares should be based on that higher minimum.

Response 8. The appropriate graphs will be revised accordingly in future shareholder reports.

Comment 9. James Alpha Event Driven and James Alpha Relative Value Portfolios indicate in each of their Schedules of Investments that they invest in shares of James Alpha Structured Credit Value Portfolio. Please provide the full disclosure required for investments in affiliates pursuant to Regulation S-X (“Reg. S-X”) 12-14. See also Reg. S-X 6-04.2, 6-07.1 and 6-07.7.

Response 9. The disclosure will be revised accordingly in future shareholder reports.

Comment 10. In the FYE 8/31 Funds’ annual report relating to the fiscal year ended August 31, 2018, the Affiliated Investments table should disclose gross additions and gross reductions based on value, instead of number of shares. See Reg. S-X 12-14 footnote 1(b).

Response 10. The disclosure will be revised accordingly in future shareholder reports.

Comment 11. In the FYE 8/31 Funds’ annual report relating to the fiscal year ended August 31, 2018, the Affiliated Investments table should disclose total amounts and agree with the amounts on the balance sheet. See Reg. S-X 12-14 footnote 4.

Response 11. The disclosure will be revised accordingly in future shareholder reports.

Comment 12. In the FYE 8/31 Funds’ annual report relating to the fiscal year ended August 31, 2018, the Affiliated Investments table should provide net realized gain or loss for the period and net increase or decrease in unrealized appreciation or depreciation for the period, as described in Columns C and D in the table under Reg. S-X 12-14.

Response 12. The disclosure will be revised accordingly in future shareholder reports.

Comment 13. The Registrant’s funds-of-funds currently categorize investments by type of investments (e.g., open-end funds and exchange-traded funds). Please also categorize by industry, country or geographic region of investment as required by Reg. S-X 12-12 footnote 2.

Response 13. The disclosure will be revised accordingly in future shareholder reports.

Comment 14. Please supplement the Registrant’s disclosure relating to Portfolios that invest in swaps with disclosure regarding value and any upfront payments or receipts as required by Columns F and G under Reg. S-X 12-13C. In addition, disclosure regarding swaps should also include the frequency of payments as required by footnote 3 under Reg. S-X 12-13C.

Response 14. The disclosure will be revised accordingly in future shareholder reports.

Comment 15. James Alpha Total Hedge and James Alpha Macro Portfolios appear to invest in swaps with custom baskets. Please disclose each such investment’s percentage value when compared to the custom basket’s net assets as required by footnote 3 under Reg. S-X 12-13C. See also Highlights of the February 20, 2018 Meeting of AICPA Investment Company Expert Panel.

Response 15. The disclosure will be revised accordingly in future shareholder reports.

Comment 16. Reg. S-X 12-12 footnote 9 requires each security whose value was determined using significant unobservable inputs to be identified. With respect to James Alpha Structured Credit Value Portfolio, the valuation table on page 50 of the Portfolio’s annual report correctly identifies such securities but these securities are not identified accordingly in the Portfolio’s Schedule of Investments.

Response 16. The disclosure will be revised to identify such securities in both the valuation table and the Schedule of Investments in future shareholder reports.

Comment 17. Certain Portfolios of the Trust, such as the International Equity Portfolio, have exposure to international investments and currently categorize their investments by industry. Paragraph 28, Chapter 7 of the AICPA

Investment Company Audit and Accounting Guide (July 1, 2018) suggests considering other significant concentrations of credit risk and categorizing by additional criteria. Please consider categorizing investments of Portfolios with international exposure by country in addition to categorizing by industry.

Response 17. With respect to Portfolios with international exposure, the disclosure will be revised to disclose exposure by country in addition to exposure by industry in future shareholder reports.

Comment 18. With respect to James Alpha MLP Portfolio, the Statement of Assets and Liabilities contains a line item called “Accrued professional fees” of $102,575. Please describe what this item relates to and whether it has been settled. There appears to be no corresponding item on the Statement of Operations and the sum of items that may be part of that line item did not approach $102,575.

Response 18. With respect to the James Alpha MLP Portfolio, the line item called “Accrued professional fees” relates to legal and audit fees, all of which have been settled.

Comment 19. With respect to the Statement of Operations for Portfolios that are funds-of-funds, please disclose separately distributions of realized gains by other investment companies as required by Reg. S-X 6-07.7(b).

Response 19. The disclosure will be revised accordingly in future shareholder reports.

Annual Reports—Notes to Financial Statements

Comment 20. With respect to Portfolios that invest in derivatives, please provide more details in future filings regarding the volume of derivatives transactions.

Response 20. The Trust’s Administrator has confirmed to the Trust that it will consider providing the requested information in future filings.

Comment 21. The current disclosure regarding expense caps states that the waived fees may be recouped within three years of the end of the fiscal year in which such fees were waived or expenses paid. Please revise to three years from the end of the waiver period.

Response 21. The Trust respectfully declines to make the requested change. The Trust has previously addressed this comment, most recently in response letters dated March 26, 2019 (Accession No. 0001580642-19-001539) and March 29, 2019 (Accession No. 0001580642-19-001625).

Prospectus

Comment 22. With respect to Health and Biotechnology Portfolio and Technology and Communications Portfolio, please confirm that each Portfolio is diversified. The prospectus identifies each Portfolio as diversified, but the sum of each Portfolio’s 5% holdings are greater than 25%. It is noted that market fluctuations may affect these percentages. Please confirm whether these Portfolios are in fact diversified.

Response 22. The Trust confirms that these Portfolios are in fact diversified. The Trust’s Administrator has confirmed that certain of these Portfolios’ holdings have exceeded the 5% limit on account of market fluctuations.

Comment 23. James Alpha Managed Risk Domestic Equity and James Alpha Managed Risk Emerging Markets Equity Portfolios are identified as non-diversified in the annual report; however, their prospectuses do not identify them as non-diversified. Furthermore, James Alpha Momentum Portfolio is identified as non-diversified in the annual report and prospectus but not on the Registrant’s related filing on Form N-CEN. Please confirm the diversification status of each Portfolio and revise disclosure accordingly. If a fund has acted as a diversified fund for more than three years, shareholder approval is required before the fund can revert to non-diversified status.

Response 23. The Trust confirms that each of James Alpha Managed Risk Domestic Equity Portfolio, James Alpha Managed Risk Emerging Markets Equity Portfolio and James Alpha Momentum Portfolio is non-diversified. The disclosure will be revised accordingly in the Portfolios’ annual update filing. The Trust will file an amended Form N-CEN to correct the inaccuracy with respect to the James Alpha Momentum Portfolio.

Comment 24. The most recent shareholder report for the Small Capitalization Portfolio shows the Portfolio had approximately 20% of its assets on loan as of the most recent semi-annual period. Please consider addressing securities lending in the summary and statutory prospectus for this Portfolio.

Response 24. The Trust will revise the “Additional Investment Strategies and Risks” section of the statutory prospectus for each

Portfolio that may engage in securities lending to include disclosure regarding securities lending and the attendant risks to a Portfolio. We do not believe it is accurate, however, to characterize securities lending as a principal investment strategy for the Small Capitalization Portfolio or any of the Trust’s Portfolios. Instruction 2 to Item 9(b)(1) of Form N-1A states, in relevant part, that “Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives…” (emphasis added). The Portfolio’s investment objective is to seek maximum capital appreciation. Securities lending’s role in seeking to meet that objective is incremental at best, regardless of the percentage of the Portfolio’s assets that are lent pursuant to the Portfolio’s securities lending policy.

Comment 25. Each of James Alpha Managed Risk Domestic Equity and James Alpha Managed Risk Emerging Markets Equity Portfolios invests in swaps, but these are only disclosed in the principal investment risks section. Please confirm whether swaps should also be discussed in the principal investment strategies section.

Response 25. The Trust undertakes to revise the principal investment strategies section for each of these Portfolios to include investment in swaps at the Portfolios’ next annual update.

Comment 26. The name of the James Alpha Structured Credit Value Portfolio (emphasis added) is listed correctly on EDGAR, but the audit opinion in the annual report and the related filing on Form N-CEN reference “James Alpha Structured Credit Portfolio”. The name of the Portfolio is also inconsistent across financial statements.

Response 26. The Trust will revise the disclosure in future reports and filings and confirm that the Portfolio’s name is correctly listed in future audit opinions. The Trust will file an amended Form N-CEN to correct the inaccuracy.

Comment 27. Please confirm that James Alpha MLP Portfolio (“MLP Portfolio”) complied with the shareholder notice requirements under Rule 19a-1 of the 1940 Act with respect to distributions paid out in the reporting period. In addition, please provide information regarding distributions from return of capital on the Portfolio’s website.

Response 27. Under a Fund Services Agreement with the Trust, the Administrator is required to provide fund accounting services,

administrative services and transfer agency services. With respect to distributions to shareholders, the Fund Services Agreement provides that the Administrator is required to prepare and file “Form 1099 and other appropriate forms required by federal authorities with respect to distributions to shareholders.” As a result, it was the Trust’s expectation that the Administrator would prepare and distribute Rule 19a-1 notices. Shareholders were notified of the source of the distribution in the Form 1099 provided by the Administrator.

Because of the tax related complexities of the MLP Portfolio, the Trust retained on behalf of the MLP Portfolio, PricewaterhouseCoopers, to provide Tax Compliance and Consulting services, including preparation of the Portfolio’s federal and state tax returns, and Grant Thornton to provide certain additional tax related services. The Administrator has recently informed the Trust that, as a result of a misunderstanding as to the respective responsibilities of the various service providers related to notices to shareholders pertaining to Portfolio distributions, Rule 19a-1 notices were not provided to shareholders of the MLP Portfolio with respect to return of capital distributions.

The Trust acknowledges its obligation to comply with the notice requirements of Section 19(a) of the 1940 Act, and Rule 19a-1 thereunder. The Trust further acknowledges that Form 1099 does not constitute a notice for purposes of complying with Section 19(a) and Rule 19a-1. The Trust has now confirmed with the Administrator that, going forward, the Administrator will prepare and distribute Rule 19a-1 notices as required for all Trust portfolios.

The Trust will update the Portfolio’s website to include information regarding distributions from return of capital. However, the Board of Trustees of the Trust approved the liquidation of the MLP Portfolio on September 19, 2019. The Portfolio was liquidated on or about September 30, 2019.

Comment 28. In the audit opinion for the FYE 8/31 Funds in the annual report for the fiscal year ended August 31, 2018, no reference is made to consolidated financial statements, even though at least one Portfolio prepared consolidated financial statements. Please explain why the opinion did not reference the consolidated financial statements.

Response 28. The Trust’s auditor has confirmed that the omitted reference to consolidated financial statements was a typographical error and will be corrected in the Portfolios’ 2019 audit opinion. The

Trust confirms that the audit opinion for the FYE 8/31 Funds in the annual report for the fiscal year ended August 31, 2018 covers the consolidated financial statements.

Comment 29. The Trust held a shareholder meeting scheduled for May 25, 2018 to vote on the reorganization of NWM Momentum Fund into a Portfolio of the Trust. We note that Rule 30e-1(d) of the 1940 Act requires disclosure of the results relating to matters submitted to shareholder vote during the period covered by the report to shareholders. Furthermore, we note that James Alpha Momentum Portfolio’s predecessor fund was audited by Cohen & Company. In cases where a fund’s auditor changes, the audit opinion usually references the predecessor auditor or the new auditor audits prior financial statements. Should the audit opinion have included a reference to the predecessor auditor or did the new auditor assume responsibility for the prior year audits? Lastly, a shell merger requires change in accountant disclosure to be provided. Please confirm that the Registrant complied with Item 27(b)(4) on Form N-1A and provided appropriate disclosure concerning changes in accountants.

Response 29. The Trust’s auditor confirms that there were no disagreements with the predecessor auditor. Furthermore, the Trust’s auditor has confirmed that they will reference the predecessor auditor in future audit opinions. The Trust’s auditor will also ensure that appropriate disclosure is provided in connection with the change of auditor.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss